NEWS RELEASE
TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA DRILLS 3.2 METRES GRADING 60.0 GRAMS PER TONNE
GOLD

February 16, 2005 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) announces that, at the 100% owned high-grade Copperstone gold project in Arizona, significant drilling continues with two reverse circulation drilling rigs and three core drilling rigs at the surface and one core drilling rig in the underground workings. To date 33,400 metres of a 40,000 metre drilling program have been completed; 158 drill holes have been completed and approximately 12 more have been drilled and are being processed. The program is designed to convert historic indicated and inferred resources into measured resources or reserves while testing additional exploration targets down dip and along strike. Exploration programs at Copperstone continue to develop, with substantial research, geophysical interpretation, geological modelling and drilling.

Surface Core Drilling Program

Surface drilling continues at the High Wall area to the north of the open pit, and is expanding into the C-Zone and the D-Zone. Objectives of the program are confirmation of known indicated and inferred resources, conversion of those resources to measured resources and reserves, and expansion of the resource north of the open pit. The program is approximately 80% complete with 80 drill holes drilled with a combined length of 22,600 metres.

The target of this drilling is high-grade gold mineralization known to exist in the base of the high wall of the open pit and extending to the north along strike of the Copperstone Fault.

New results include 3.2 metres grading 60.0 g/t gold in drill hole number H4-80. This hole tests the northwest extremity of the known D Zone and will be followed up with additional drilling from surface as the capacity of the underground drilling rig has been exceeded in this direction. The table below shows the new assay results from the surface core drilling program:

Hole ID	From – To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
H4-53	861-863	0.6	0.1	0.004	7.0
H4-53	929-935	1.8	2.1	0.062	TR
H4-55	844-848	1.2	5.7	0.165	1.0
H4-56	677-686	2.7	4.5	0.132	0.4
H4-58	335-340	1.5	2.5	0.073	TR
and	838-842	1.2	0.5	0.014	4.4
H4-60	732-742.5	3.2	2.7	0.078	0.5
and	820-821.6	0.5	35.8	1.045	8.8
H4-61	774-779	1.5	2.8	0.083	0.4
H4-62	905.5-925	5.9	8.3	0.242	0.5
H4-63	982.5-985.5	0.9	0.8	0.024	3.2

Hole ID	From – To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
H4-64	719-724	1.5	3.8	0.112	TR
and	746-750	1.2	4.7	0.136	0.5
H4-65	844-849	1.5	13.5	0.393	TR
H4-66	330-335	1.5	3.6	0.106	TR
and	715-725.5	3.2	7.7	0.226	1.0
H4-67	620-625	1.5	7.1	0.206	TR
and	699.5-708	2.6	9.7	0.282	0.6
H4-68	689-703	4.3	8.4	0.246	TR
H4-71	591.2-597.5	1.9	0.1	0.003	2.0
H4-72	658-660	0.6	11.2	0.327	1.0
H4-77	575-585	3.0	1.8	0.053	TR
and	969-974	1.5	2.0	0.059	TR
H4-78	591-594	0.9	5.3	0.154	TR
H4-79	600-610	3.0	5.9	0.172	TR
and	710-731	6.4	4.8	0.14	0.7
H4-80	605-614	2.7	3.6	0.104	0.9
and	622.8-633.2	3.2	60.0	1.75	TR
including	622.8-624	0.4	274.0	7.992	TR

Assays are pending for drill holes H4-57, H4-69, H4-73 through H4-76. Drill holes H4-54, H4-59 and H4-70 did not contain significant gold mineralization as many of the holes currently being announced were drilled between the known gold zones to confirm areas of lower gold concentration.

These intervals are drilled nearly perpendicular to the targeted structure; these intervals are all near true thickness intervals. This drilling will continue throughout the year and will move through the B zone, the C zone and D zone as drilling progresses, and will approach 30,000 metres in about 100 drill holes at a total cost of US$4 million by completion of the program.

Further information including maps, photographs and video of the project are available at: www.americanbonanza.com

On December 22, 2004 Bonanza and International Taurus Resources Inc. (TSX:ITS) announced that a formal Arrangement Agreement was executed to merge both companies and acquire a further 38 per cent interest in the Fenelon project, and certain other Casa Berardi mineral interests form Fairstar Explorations Inc.. Proxy materials will be mailed to shareholders on February 23, 2005 with shareholders meetings to be held on March 21, 2005.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by international drilling contractors: Layne Christensen Company of Chandler,

Arizona, Ruen Drilling Inc. of Clark Fork, Idaho and Diversified Drilling LLC of Missoula, Montana. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The surface program core is HQ size, equaling 2.625 inches in diameter and the underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 7.3 pounds for the surface drilling announced here . The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 1,822 core samples and 1,816 reverse circulation samples were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 146 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp., Suite 1606-675 W. Hastings St., Vancouver, BC V6B 1N2